Exhibit 99.1

Enthusiast Gaming Appoints Leading Venture Capitalist John Albright to its Board of Directors

TORONTO, July 20, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce that Mr. John Albright has been appointed to its Board of Directors (the “Board”) and Audit Committee effective immediately.

John is the Co-Founder and Managing Partner of Relay Ventures, a venture capital firm with investments from start-up phase to late venture and growth capital across North America. Founded in 2008, Relay Ventures is headquartered in Toronto and has a significant presence in San Francisco. Throughout his career, John has helped entrepreneurs shape their vision and capital plans for long-term, sustainable growth. His tenure in finance spans both venture capital and private equity, where he has assisted entrepreneurs through all stages of the start-up lifecycle, from seed financing to IPO and M&A advisory.

John holds the Chartered Financial Analyst (CFA) designation and received his Bachelor of Business Administration degree from the Schulich School of Business in Toronto. He currently serves on the Board of Directors of theScore, Playmaker Capital, ecobee, TouchBistro, Alate Partners, and the Centre for Aging and Brain Health Innovation, in addition to other professional and philanthropic endeavours.

“We are excited to welcome John Albright to the Board of Enthusiast Gaming, as we move forward on our mission to build the world’s largest platform of communities for gamers and esports fans,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “John’s background in media, technology, innovation, and wagering, along with his extensive experience scaling businesses will be of significant value to Enthusiast Gaming, especially in new areas of growth. John’s passion for what we are building will play a critical role in helping guide the Company towards achieving its growth objectives.”

“I am delighted to be joining the Board of Enthusiast Gaming,” said John Albright. “The Company’s evolution and success to date has been impressive to watch. I look forward to contributing my expertise to help further grow Enthusiast by continuing to leverage its data and technology capabilities to become a leading media and content platform.”

Blue Ant Media Inc. (“Blue Ant”) recently announced it had entered into agreements to transfer an aggregate of 6,000,000 common shares of Enthusiast Gaming to certain non-voting shareholders of Blue Ant in private transactions. As part of the transfer, Relay Ventures will become a significant shareholder of Enthusiast Gaming.

Enthusiast Gaming also announces that Robb Chase has resigned from the Board. The Company would like to thank Robb for his service.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the value of Mr. Albright’s experience to Enthusiast Gaming, and an anticipated share transfer between third parties.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.